JPMORGAN INSTITUTIONAL TRUST

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

August 21, 2019

Mary Ann Dobelbower

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: JPMorgan Institutional Trust; File No. 811-21638 – Amendment No. 39

Dear Ms. Dobelbower:

This letter is in response to the comment you provided with respect to Amendment No. 39 to the Registration Statement of the JPMorgan Institutional Trust (the “Trust”). Our response to your comment is set forth below. We will incorporate the change referenced below into the Trust’s annual update, which we anticipate filing on or before June 28, 2020. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS

Class/Ticker

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Comment: The Staff notes that the “More About the Funds – Additional Information about the Funds’ Investment Strategies – Securities Lending” section of the prospectus includes language indicating that securities lending is both a principal investment strategy and an additional investment strategy of the JPMorgan Core Bond Trust and JPMorgan Intermediate Bond Trust (each, a “Fund” and together, the “Funds”). Please clarify whether securities lending is a principal investment strategy for either Fund.

Response: The disclosure will be revised to clarify that securities lending is not a principal investment strategy of either Fund.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call me at (212) 270-6803.

Sincerely,

/s/ Zachary Vonnegut-Gabovitch

Zachary Vonnegut-Gabovitch

Assistant Secretary

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